NABO INC.
311 Tawny Road
Sarnia, Ontario N7S 5K1

September 11, 2006

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: 1933 Act Filing Desk

Re: Acceleration Request

NABO Inc. - Registration Statement on Form SB-2
File No. 333- 135050

Gentlemen:

NABO Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 10:00 a.m., Washington, D.C. time, on September 14, 2006, or as soon thereafter as is practicable.

NABO Inc. acknowledges that: (i) should the Commission or the staff acting by delegated authority declare the above-captioned registration statement effective, it does not foreclose the Commission from taking any action on the filing; (ii) the action of the Commission or the staff acting by delegated authority in declaring the above-captioned registration statement effective does not relieve NABO Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) NABO Inc. may not assert the comments of the Commission and the declaration of the above-captioned registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please advise our corporate counsel, Karen A. Batcher at (619) 475-7882, of any questions.

Very truly yours,

/s/ Ken MacAlpine
Ken MacAlpine, President

cc: Jay Mumford
Securities & Exchange Commission
Division of Corporation Finance, Via Fax (202-772-9218)